SeaCube Container Leasing Ltd.

1 Maynard Drive

Park Ridge, New Jersey

April 24, 2013

VIA EDGAR

Pamela Long

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

RE:	SeaCube Container Leasing Ltd.
Registration Statement on Form S-3 (File No. 333-178705)
Filed December 22, 2011
Application for Withdrawal

Dear Ms. Long:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), SeaCube Container Leasing Ltd., a Bermuda exempted company (the “Company”), respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest possible practicable date hereafter, of its Registration Statement on Form S-3 (Registration No. 333-178705), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on December 22, 2011. The Registration Statement was declared effective on December 30, 2011.

As a result of the successful completion of the amalgamation of the Company and SC Acquisitionco Ltd., a subsidiary of 2357575 Ontario Limited and a Bermuda exempted company, the Company has determined that it is in its best interest to withdraw the Registration Statement at this time. The Company confirms that no securities have been sold pursuant to the Registration Statement.

If you have any questions or comments or require further information, please do not hesitate to call or email Lisa D. Leach, the Company’s general counsel, at (201) 391-0800 or lleach@seacubecontainers.com. Thank you for your assistance in this matter.

Very truly yours,

SeaCube Container Leasing Ltd.

By:	/s/ Lisa D. Leach
Name:	Lisa D. Leach
Title:	Vice President & General Counsel